SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: September 6, 2006
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: September 6, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President and Corporate Secretary

September 6, 2006
Mongolian Government Establishes a Working Group to Address Investment
Agreement for Ivanhoe Oyu Tolgoi Copper and Gold Project
ULAANBAATAR — John Macken, President and CEO of Ivanhoe Mines, announced today that the Mongolian Government has established a working group to work with Ivanhoe on a formal Investment Agreement that will confirm a tax, fiscal and legal framework for the development of the Oyu Tolgoi copper-gold mine in Mongolia’s South Gobi region.
Discussions between Ivanhoe and the working group are anticipated to commence shortly. Once a draft Investment Agreement has been prepared by the working group, it will be submitted to the consideration of the Cabinet.
The State Secretary of the Ministry of Finance will chair the 10-member working group. The members of the group consist of representatives from designated Mongolian Government ministries, including the Ministry of Finance, the Ministry of Industry and Trade, the Ministry of Nature and Environment and Ministry of Justice and Home Affairs.
“The recent changes to the Taxation and Minerals laws have paved the way for resuming discussions on the Investment Agreement. The establishment of the working group is a key step forward in the process of achieving a comprehensive Investment Agreement for Oyu Tolgoi that will demonstrate the long-term benefits to be achieved for all Mongolians from the socially and environmentally responsible development of the country’s mineral resources,” said Mr. Macken.
Ivanhoe’s shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.
Information contacts in North America
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning the Investment Agreement for Oyu Tolgoi and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.